UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

National Storage Affiliates Trust

(Name of Issuer)
Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)
637870106

(CUSIP Number)
Tamara Fischer
8400 East Prentice Avenue, 9th Floor
Greenwood Village, Colorado 80111
(720) 630-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 31, 2020

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637870106

1.	Names of Reporting Persons Arlen D. Nordhagen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
N/A

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,354,684(1)(2)(3)

	8.	Shared Voting Power 472,847(2)(3)(4)

	9.	Sole Dispositive Power 6,354,684(1)(2)(3)

	10.	Shared Dispositive Power 472,847(2)(3)(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,827,531(1)(2)(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7(5)

14.	Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 4,258,768 common shares of beneficial interest, $0.01 par value per share ("Common Shares") of National Storage Affiliates Trust (the "Issuer"), of which the Reporting Person beneficially owns (A) 4,090,261 Common Shares directly and (B) 168,507 Common Shares through Nordhagen LLLP, for which the Reporting Person is the general partner, (ii) 1,419,256 Class A common units of limited partner interest ("Class A OP Units") of NSA OP, LP (the "Partnership"), of which the Reporting Person beneficially owns (A) 848,338 Class A OP Units directly and (B) 570,918 Class A OP Units through Nordhagen LLLP, for which the Reporting Person is the general partner; and (iii) 5,090 Class A OP Units issuable upon the conversion of 5,090 long-term incentive plan units of the Partnership ("LTIP Units") that are vested or may vest within 60 days of the date hereof ("Vested LTIP Units"). In addition, the Reporting Person is voluntarily including 23,415 unvested time-based LTIP Units, 89,410 unvested performance-based LTIP Units, 395,617 class X common units of limited partnership or limited liability company interest in subsidiaries (each, a "DownREIT Partnership") of the Partnership ("Class X DownREIT Units") and 163,128 Series MI Class B common units of limited partner interest ("Class B OP Units") of the Partnership held directly by the Reporting Person which are not convertible into or exchangeable for Common Shares within 60 days of the date hereof. In addition, the Reporting Person has or shares voting and investment power directly or indirectly through his spouse or entities he controls with respect to 24,066 6.000% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value ("Series A Preferred Shares").

(2) For purposes of this Schedule 13D, each Class A OP Unit, LTIP Unit, DownREIT Class X Unit and Class B OP Unit held by the Reporting Person is treated as if were converted into or exchanged for one Common Share. The actual conversion or exchange rights of each such unit is summarized in footnote (3) below.
(3)  The Reporting Person has the right to cause the Partnership to redeem all or a portion of the Class A OP Units for cash in an amount equal to the market value of an equivalent number of the Issuer's Common Shares, or at the Issuer's option, for Common Shares on a one-for-one basis, subject to certain adjustments. The unvested time-based LTIP units granted to the Reporting Person under the Issuer's 2015 Equity Incentive Plan vest in annual installments along a schedule at certain times prior to and including January 1, 2022 and the unvested performance-based LTIP units granted to the Reporting Person under the Issuer's 2015 Equity Incentive Plan vest prior to and including January 1, 2022 at the end of successive three-year performance periods upon the achievement of certain performance goals. Vested LTIP units, after achieving parity with Class A OP Units, are eligible to be converted into Class A OP Units on a one-for-one basis upon the satisfaction of conditions set forth in the Partnership's agreement of limited partnership. The Reporting Person has the right to cause each DownREIT Partnership to redeem all or a portion of the Class X DownREIT Units for cash in an amount equal to the market value of an equivalent number of the Partnership's Class A OP Units, or at the Partnership's option, for Class A OP Units on a one-for-one basis, subject to certain adjustments. Class B OP Units of the Partnership are convertible into Class A OP Units (i) at the Reporting Person's election only upon the achievement of certain performance thresholds relating to the properties to which such Class B OP Units relate (a "Voluntary Conversion") or (ii) at the election of the Issuer, upon certain retirement events and qualifying terminations (a "Non-Voluntary Conversion"). For Voluntary Conversions, Class B OP Units are convertible into Class A OP Units by dividing the average cash available for distribution ("CAD") per unit on the applicable series of Class B OP Units over the one-year period prior to conversion by 110% (the "Conversion Percentage") of the CAD per unit on the OP Units determined over the same period. For Non-Voluntary Conversions, the Conversion Percentage will be 120%, 115%, or 110% depending upon the type and timing of the Non-Voluntary Conversion.
(4)  Consists of (i) 380,206 Common Shares, comprised of (a) 224,702 Common Shares through his spouse, for which the Reporting Person disclaims beneficial ownership and (b) 155,504 Common Shares through the Nord Foundation, a nonprofit tax-exempt organization under section 501(c)(3) of the internal revenue code for which the Reporting Person, as President and a director, shares voting and investment power with the other directors (but has no pecuniary interest); and (ii) 24,997 Class A OP Units through PhiNord, LLC, for which the Reporting Person, as member manager, shares voting and investment power with another member manager. In addition, the Reporting Person is voluntarily including 67,644 Class X DownREIT Units through his spouse, for which the Reporting Person disclaims beneficial ownership, which are not convertible into or exchangeable for Common Shares within 60 days of the date hereof.
(5)  For purposes of determining the percentage of Common Shares beneficially owned by the Reporting Person, the numerator is comprised of all of the Reporting Person's Common Shares together with each Class A OP Unit, each LTIP Unit, each Class X DownREIT Unit and each Class B OP Unit reported above as if each such unit was converted into or exchanged for one Common Share as of March 31, 2020, and the denominator is comprised of all of the Issuer's 68,027,212 Common Shares outstanding as of March 31, 2020 together with each Class A OP Unit, each LTIP Unit, each Class X DownREIT Unit and each Class B OP Unit reported above by the Reporting Person as if each such unit was converted into or exchanged for one Common Share. The total number of Common Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units, Vested LTIP Units or other units in the Partnership or its subsidiaries held by other persons are exchanged for Common Shares.

Item 1. Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares of beneficial interest, par value $0.01 per share ("Common Shares") of National Storage Affiliates Trust, a Maryland real estate investment trust (the "Issuer"). The address of the principal executive offices of the Issuer is 8400 East Prentice Avenue, 9th Floor, Greenwood Village, Colorado 80111.
Item 2. Identity and Background
(a)  This Schedule 13D is filed by Arlen D. Nordhagen, who is the executive chairman of the board of trustees of the Issuer. Mr. Nordhagen is the beneficial owner of the amount of Common Shares of the Issuer as set forth in Row 11 of the cover page of this Schedule 13D. Mr. Nordhagen is referred to herein as the "Reporting Person."
(b)  The address of the principal business office of the Reporting Person is 8400 East Prentice Avenue, 9th Floor, Greenwood Village, Colorado 80111.
(c)  The present principal occupation of the Reporting Person is serving as the executive chairman of the board of trustees of the Issuer, a fully integrated, self-administered and self-managed real estate investment trust that is focused on the ownership, operation, and acquisition of self storage properties located within the top 100 metropolitan statistical areas throughout the United States. The principal business address of the Issuer is 8400 East Prentice Avenue, 9th Floor, Greenwood Village, Colorado 80111.
(d)-(e) The Reporting Person, during the last five years, (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)  The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
On March 31, 2020, the Issuer closed its previously announced mergers of each of SecurCare Self Storage, Inc. ("SecurCare") and DLAN Corporation ("DLAN") with and into newly-formed wholly owned subsidiaries of the Issuer pursuant to an agreement and plan of merger with each of SecurCare and DLAN, among others. In connection therewith, the Issuer issued 7,658,495 Common Shares and 446,697 Common Shares to former shareholders of SecurCare and DLAN respectively. Of these, the Reporting Person, who owned approximately 53% of the outstanding shares of common stock of SecurCare, received his pro rata share in connection with the SecurCare merger equal to 4,063,571 Common Shares and the Reporting Person's spouse, who owned approximately 50% of DLAN, received her pro rata share in connection with the DLAN merger equal to 223,402 Common Shares. These securities were accordingly acquired other than by purchase.
Also on March 31, 2020, as a condition to the closing of the SecurCare merger transaction described above and in Item 5 below, the following conversions and transfers occurred: (i) immediately prior to the closing of the SecurCare merger, (a) SecurCare American Portfolio, LLC, a subsidiary of the Partnership ("SAP"), converted 20,144 Class B common units of limited liability company interest held in SAP ("Class B DownREIT Units") held by Mrs. Nordhagen into 67,644 Class X DownREIT Units at the conversion ratio for the Series SC Class B OP units previously disclosed in the Issuer's Form 8-K filed on February 24, 2020 (the "Merger 8-K"), (b) SAP converted 14,367 Class B DownREIT Units held by SecurCare into 48,244 DownREIT Class X Units and (c) NSA BV DR, LLC, a wholly owned subsidiary of the Partnership and the managing member of SAP (the "SAP Manager") transferred 143,500 Class X DownREIT Units to the Reporting Person in exchange for 143,500 Class A OP Units; and (ii) immediately after the closing of the SecurCare merger and immediately prior to closing of the DLAN merger, the SAP Manager transferred 225,000 Class X DownREIT Units to the Reporting Person in exchange for 225,000 Class A OP Units. These securities were accordingly acquired other than by purchase.
On March 30, 2020, the Reporting Person purchased 27,117 Class X DownREIT Units held in Fontana Universal Self Storage, a California Limited Partnership, Corona Universal Self Storage, a California Limited Partnership, Hesperia Universal Self Storage, a California Limited Partnership, Loma Linda Universal Self Storage, a California Limited Partnership, Universal Self Storage Hesperia LLC, Universal Self Storage Highland, a California Limited Partnership, Universal Self Storage San Bernardino LLC, and Upland Universal Self Storage, a California Limited Partnership (collectively, the "Guardian DownREITs") from SecurCare at a price per unit equal $25.06. Prior to this acquisition, the Reporting Person already beneficially owned all such units through SecurCare and had a pecuniary interest in all such units except 12,729. Accordingly, the securities were acquired other than by purchase, except with respect to 12,729 Class X DownREIT Units which were newly purchased with cash consideration.
On March 27, 2020, the Issuer issued 58,376 Class A OP Units to the Reporting at a price per unit equal $25.06 per unit in exchange for the sale by the Reporting Person of his interests in Maizeland Storage, LLC, which owned one self storage property, which was previously managed by SecurCare.
On March 16 and March 12, 2020, respectively, the Reporting Person, through Nordhagen LLLP, purchased 30,000 Common Shares and 20,000 Common Shares respectively in the open market at a weighted average price per share of $26.20 and $29.67, respectively, using cash consideration.
Item 4. Purpose of Transaction
As described in Item 3, the Reporting Person and the Reporting Person's spouse acquired Common Shares and entered into certain conversion and transfer transactions on March 31, 2020 in connection with the closing of the SecurCare merger and the DLAN merger. In addition, as described under Item 3, the Reporting Person acquired certain Class X DownREIT Units from SecurCare and acquired Issuer Common Shares in exchange for the Reporting Person's sale of membership interests in an entity that was previously managed by SecurCare. Also as described in Item 3 above, the Reporting Person, through Nordhagen LLLP, recently made certain unrelated open market purchases of Issuer Common Shares. The Reporting Person is holding the Common Shares and Class A OP Units of the Issuer and the Class X DownREIT Units of a subsidiary of the Issuer for investment purposes but may, subject to the contractual restrictions on transfer described in Item 6 below, transfer or sell the securities as necessary.
Except as described in the paragraph above, the Reporting Person has no other plans or proposals which relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of trustees or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s declaration of trust, bylaws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above. Reporting Person is Executive Chairman of the board of trustes of Issuer. In the course of performing his duties for the Issuer, Reporting Person may discuss one or more of the matters enumerated above with the trustees of the Issuer or the Issuer’s management or may formulate a plan or proposal relating to one or more of the matters enumerated above.
Item 5. Interest in Securities of the Issuer
(a) As of the date hereof, Reporting Person is the beneficial owner of 6,827,531 aggregate Common Shares (including Common Shares issuable upon the exchange of Class A OP Units on a one-for-one basis, including Class A OP Units issuable upon the prior conversion of LTIP Units, Class X DownREIT Units and Class B OP Units on a one-for-one basis), representing 9.7% of the Issuer’s aggregate Common Shares outstanding (based on the denominator described in footnote 5 to the table on pages 1-2 of this Schedule 13D above).
For more information about the exchange of Class A OP Units into Common Shares and the conversion of LTIP Units, Class X DownREIT Units and Class B OP Units into Class A OP Units see footnote 3 to the table on pages 1-2 of this Schedule 13D above.
(b)  The Reporting Person has the sole power to vote and dispose of 4,258,768 Common Shares, 1,419,256 Class A OP Units, 117,915 LTIP units, 395,617 Class X DownREIT Units and 163,128 Series MI Class B OP Units as further described in footnote 1 to the table on pages 1-2 of this Schedule 13D. The Reporting Person has shared power to vote and dispose of 380,206 Common Shares, 24,997 Class A OP Units and 67,644 Class X DownREIT Units as further described in footnote 4 to the table on pages 1-2 of this Schedule 13D.
(c)  During the past 60 days, the Reporting Person effected transactions in the following:

Name of the Security	Date	Number of Shares or Other Units Acquired	Number of Shares or Other Units Disposed	Price Paid or Received	Where and How the Trade was Effected
Common Shares	03/31/20	4,063,571	(1) 484,912 Class OP Units, (2) 182,074 Class X DownREIT Units and (3) 2,001,441 Class B OP Units	Acquired/Disposed of in SecurCare merger described in Item 3 above	Private transaction
Common Shares	03/31/20	223,402 (through his spouse)	225,657 Class X DownREIT Units (through his spouse)	Acquired/Disposed of in DLAN merger described in Item 3 above	Private transaction
Class A OP Units	03/31/20	48,244 Class X DownREIT Units (through SecurCare)	14,367 Class B DownREIT Units (through SecurCare)	Conversion	Private transaction
Class A OP Units	03/31/20	67,644 Class X DownREIT Units (through spouse)	20,144 Class B DownREIT Units (through spouse)	Conversion	Private transaction
Class A OP Units	03/31/20	368,500 Class X DownREIT Units	368,500 Class A OP Units	Redemption	Private transaction
Class A OP Units	03/30/20	12,729 Class X DownREIT Units		$25.06	Private transaction
Class A OP Units	03/27/20	58,376		$25.06 per unit. Acquired in sale of property-owning entity	Private transaction
Common Shares	03/16/20	30,000 (through Nordhagen LLP)		$26.20 per share	Open Market Purchase
Common Shares	03/12/20	20,000 (through Nordhagen LLP		$29.67 per share	Open Market Purchase
Class B OP Units	05/29/19	10,936		Distribution of securities	Private transaction

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 and Item 4 is hereby incorporated by reference.

On April 2, 2020, in connection with the closing of the SecurCare merger, the Reporting Person entered into a letter agreement whereby, subject to certain exceptions, he agreed not to directly or indirectly sell or transfer, through January 1, 2025, 3,555,739 Common Shares received in the SecurCare merger, without the prior written consent of the Issuer. The number of Common Shares locked up as set forth above decreases by 20% each succeeding January 1 during the term of the agreement.

On March 30, 2020, as a condition to the closing of the SecurCare merger, the Reporting Person and his spouse, Wendy P. Nordhagen, each entered into a lock-up agreement with the Issuer (and a subsidiary of the Issuer) to prevent each from exercising his or her redemption rights with respect to their ownership of SAP for five years from the date of the closing.

In addition, 898,094 of the Class A OP Units directly or indirectly owned by the Reporting Person have been pledged as collateral to Morgan Stanley Private Bank, National Association (the "Bank") in connection with a line of credit issued by the Bank to the Reporting Person. In the event of a default under the line of credit and following a foreclosure on the Class A OP Units, the Bank may cause such Class A OP Units to be exchanged for Common Shares on a one-for-one basis and the Bank may take possession of such Common Shares and vote or dispose of such Common Shares.

The foregoing description of each agreement referenced above does not purport to be complete and is qualified by reference to the full text of each such agreement, copies of which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1
Agreement and Plan of Merger by and among the Issuer, NSA Holding Company I, LLC, SecurCare, the Reporting Person, David Cramer and Justin Hlibichuk, each individually, and the Reporting Person, in his capacity as Security Representative, dated February 24, 2020.

Exhibit 2	Agreement and Plan of Merger by and among the Issuer, NSA Holding Company II, LLC, DLAN, Lamb Family Trust of 4/12/1982, and Wendy P. Nordhagen, individually, dated February 24, 2020.
Exhibit 3	Unit Recapitalization, Exchange and Lockup Agreement as of March 30, 2020, by and among the Partnership, the SAP Manager, SAP, the Reporting Person and Wendy P. Nordhagen, an individual.
Exhibit 4	Letter Agreement dated as of April 2, 2020, by and between National Storage Affiliates Trust and the Reporting Person.
Exhibit 5	Financial Assets Security Agreement dated as of September 13, 2017, by and between the Reporting Person and Morgan Stanley Private Bank, National Association.
Exhibit 6	Letter Agreement dated as September 13, 2017 by and among the Issuer, the Partnership, the Reporting Person and Morgan Stanley Private Bank, National Association.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2020
Date
/s/ ARLEN D. NORDHAGEN
Signature
Arlen D. Nordhagen
Executive Chairman

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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